January 30, 2012

Ms. Sandra B. Hunter

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          MTR Gaming Group, Inc.

Registration Statement on Form S-4 (File No. 333-178608)

Dear Ms. Hunter:

Reference is made herein to the letter request for acceleration of the above-captioned registration statement submitted to the Commission on January 27, 2012 pursuant to Rule 461 under the Securities Act of 1933 (the “Acceleration Request”).

The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-referenced registration statement effective until such time as MTR Gaming Group, Inc. shall request pursuant to a new acceleration request.

Thank you for your consideration of this request.  If you have any questions or comments, please contact Deborah Ruosch Conrad of Milbank, Tweed, Hadley & McCloy at 213-892-4671.

Kind Regards,

/s/ John W. Bittner, Jr.
John W. Bittner, Jr.
Executive Vice President and Chief Financial Officer

cc:  Deborah Ruosch Conrad, Milbank, Tweed, Hadley & McCloy